SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enzon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

293904108
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293904108	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 2,293,193 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 2,293,193 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 2,293,193 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.53%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 293904108	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON STAR L.P. (a statistical arbitrage strategy)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 293904108	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 2,293,193 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 2,293,193 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 2,293,193 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.53%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 293904108	13G/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 2,293,193 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 2,293,193 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 2,293,193 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.53%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 293904108	13G/A	Page 6 of 8 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on April 21, 2011 (the “Original Schedule 13G” and the Original Schedule 13G as amended, the “Schedule 13G”), with respect to shares of common stock, par value $0.01 (the “Common Stock”), of Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP

	(a)	Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC holds $21,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013 (the "Notes"), convertible into 2,293,193 shares of Common Stock, (ii) STAR L.P. (a statistical arbitrage strategy) no longer beneficially owns any shares of Common Stock, and (iii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of 2,293,193 shares of Common Stock issuable upon conversion of the Notes held by Highbridge International LLC.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and STAR L.P. (a statistical arbitrage strategy).  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock issuable to Highbridge International LLC and held by STAR L.P. (a statistical arbitrage strategy).

	(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 48,289,237 shares of Common Stock issued and outstanding as of October 31, 2011, as disclosed in the Company's Quarterly Report on Form  10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 4, 2011.  Therefore, as of the date hereof, based on the Company's outstanding shares of Common Stock and the Common Stock issuable upon the conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 4.53% of the outstanding shares of Common Stock of the Company, (ii) STAR L.P. (a statistical arbitrage strategy) no longer beneficially owns any shares of Common Stock of the Company, and (iii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 4.53% of the outstanding shares of Common Stock of the Company.

CUSIP No. 293904108	13G/A	Page 7 of 8 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: See Item 4(a)

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 293904108	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATE:  February 14, 2012

HIGHBRIDGE INTERNATIONAL LLC

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

STAR, L.P. (a statistical arbitrage strategy)

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN